

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2022

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha'Tidhar Street
Ra'anana, 4366517 Israel

> **Re: Rail Vision Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed February 18, 2022**
> **File No. 333-262854**

Dear Mr. Hania:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 8, 2022 letter.

Form F-1 Registration Statement

Prospectus Summary, page 1

1. We note your disclosure that you were recognized as the winner of Deutche Bahn's MINDBOX competition for your automated early warning systems to prevent railway accidents. Please include a brief explanation of the competition and the award to provide some context. Please also include the date the award was given.

Capitalization, page 33

2. We note your revision to the shareholders' equity section in response to prior comment 7. Please disclose or provide a placeholder for the number of ordinary shares that will be issued and outstanding on both a pro forma and pro forma as adjusted basis. It appears the

100,000,000 shares currently shown is the number of authorized shares. Please clarify your disclosures accordingly.

3. We note that your revised offering will now include warrants as part of a Unit offering. Please tell us and disclose your planned accounting treatment for the warrants, including how it will be valued and reflected in your financial statements. Additionally, provide for their treatment in the pro forma as adjusted column.

Industry Overview and Market Opportunity, page 45

4. We note your response to our prior comment 10. Please refer to the eighth paragraph in this section. Please provide the year for the U.S. Department of Transportation and McKinsey & Company industry estimates you cite.

Competition, page 54

5. We note your response to prior comment 11 and reissue in part. You disclose your belief that your railway detection system's contribution to train safety will be greater than that of existing railway detection systems by your competitors. Please balance this disclosure by stating here that you are a development-stage company, that your products are still in development, and discuss your current competitive position within the industry.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing